UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GSK plc

(Exact name of Registrant as specified in its charter)

England and Wales	001-15170	98-0607772
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

GSK plc

980 Great West Road

Brentford, TW8 9GS

England

(Address of principal executive offices)

Victoria Whyte

Company Secretary

+44 20 8047 5000

(Name and telephone number of this person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-l under the Securities Exchange Act (17 CFR240.13p-l) for the reporting period from January 1 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Rule 13p-1 under the Securities Exchange Act of 1934, as amended, (the “Rule”) generally provides that a company must file a specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the company’s products: cassiterite; columbite-tantalite (coltan); and wolframite; their derivatives tantalum, tin, and tungsten; and gold (collectively, “3TGs”). These are considered “conflict minerals” under the Rule regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or its neighboring countries (the “covered countries”).

GSK is a global biopharma company that researches and develops a broad range of innovative products. GSK prevents and treats diseases with vaccines, specialty and general medicines. GSK focuses on the science of the immune system and advanced technologies, investing in four core therapeutic areas: infectious diseases, HIV, respiratory/immunology, and oncology. GSK obtains (i) materials from suppliers for manufacturing purposes and (ii) finished products from contract manufacturing organizations (“CMOs”) for sales and distribution by GSK.

Pursuant to the Rule, we conducted in good faith a technical review of GSK’s products and surveyed our suppliers and CMOs. This review and survey was updated via ongoing monitoring for calendar year 2023 to determine whether 3TGs were present in our products. For those products that did contain 3TGs, we conducted in good faith a reasonable country of origin inquiry that GSK believes was reasonably designed to determine whether any 3TG necessary to the functionality or production of these materials or products originated in the covered countries or was not from recycled or scrap sources. For any materials or products containing 3TGs, we requested information from the applicable suppliers and CMOs regarding the source of such 3TGs. None of the suppliers or CMOs indicated to us that any 3TGs contained in the materials or products they provided to GSK in 2023 came from the covered countries or were not from recycled or scrap sources.

In summary, as a result of our diligence on the suppliers and CMOs, we have no reason to believe that any of the 3TGs contained in our 2023 products that are within the scope of the Rule originated in the covered countries or were not from recycled or scrap sources.

The information in this Form SD is also publicly available on our website at www.gsk.com/en-gb/company/codes-standards-and-reports/#conflict-minerals-report.

Item 1.02 Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

/s/ Julie Brown
Dated: May 31, 2024	Name: Julie Brown
Title: Chief Financial Officer